Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows that such information is inaccurate.

Dated: February 14, 2019.

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer